[LETTERHEAD OF K&L GATES LLP]

March 9, 2009

Via EDGAR and Overnight Delivery

H. Christopher Owings Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3561 Washington, DC 20549

Re:	Fuqi International, Inc.
Form 10-K for Fiscal Year Ended December 31,2007
Filed March 28, 2008
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2007
Filed April 29, 2008
File No. 001-33758

Dear Mr. Owings:

On behalf of Fuqi International, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 2 on Form 10-K/A for the year ended December 31, 2007 (“Amendment No. 2”) to the quarterly report on Form 10-K that was originally filed on March 28, 2008, as amended by Amendment No. 1 on Form 10-K/A filed on April 29, 2008.  We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 2, in a clean and marked version to show changes made in Amendment No. 2.

Based upon the Staff’s review of Form 10-K and amendment no. 1 to the Form 10-K, the Commission issued a comment letter dated December 24, 2008.  The following consists of the Company’s response to the Staff’s comment letter.  For the convenience of the Commission, the comment is repeated verbatim with the Company’s response immediately following.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.
Comment:  We note that your facing page states that your Commission file number is 000-52383, however, it appears that you should be reporting under the Commission file number 001-33758.  Please ensure that you utilize this reporting number in the future or tell us why you believe this is not appropriate.

Response: We respectfully note your comment and have revised the cover page to reference Commission file number 001-33758.

Item 1.  Business, page 1

2.
Comment:  We note on page one you state that Fuqi “is a leading designer of high quality precious metal jewelry in China, developing, promoting, and selling a broad range of products to the Chinese luxury goods market.”  We further note that there are several related statements throughout your filing.  Please discuss how this disclosure is consistent with statements reportedly made by your Executive Vice President, Mr. Dexter Fong, at a conference in Las Vegas, Nevada, as reported by the Investor’s Business Daily on November 24, 2008.  For example, it is reported that Mr. Fong “was emphatic in stressing [Fuqi] is not in the luxury-goods business.”

Response:  The Company notes that the meaning of luxury market may be subjective and depends on a number of factors, including the context the discussion and the parties involved in the discussion.  For example, a luxury item in China may not be considered a luxury item in the United States. The luxury good market in China is often misunderstood in the United States, and the Company was attempting to clarify this difference at the conference in Las Vegas.  The statements in the annual report are correct and the Company has revised the disclosure to clarify that the context of the use of the term luxury goods market.  The Company periodically revisits and re-analyzes its market positioning, and if such analysis requires different disclosure, then the Company will make sure disclosures accordingly.

H. Christopher Owings
March 9, 2009

Selected Consolidated Financial Data, page 21

3.
Comment:  Please revise your presentation of dividends per share of common stock to reflect cash dividends declared per common share during each of the years presented as basic and diluted dividends per common share are not required by Item 301 of Regulation S-K.

Response:  We respectfully note your comment and have revised the disclosure to disclose cash dividends declared per common share.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 22

4.
Comment:  We note that there appear to be inconsistencies in your disclosure.  For example, you state on page 22 that you “intend to commence the use of hedge tools.”  In contrast, in the second risk factor on page 8 we note that you indicate you commenced hedging activities in the fourth quarter of 2007, and on page 35 you state that you entered into a future purchase contract relating to precious metals.  Additionally, you indicate on page 22 that you are targeting “younger, urban consumers who have more buying power.”  By comparison, on page 1 you indicate that your target price points are designed to appeal to “China's growing middle class,” and on page 5 you indicate that your products are designed for the middle class with an emphasis on women.  Please ensure that your disclosure is accurate and consistent.

Response:  We respectfully note your comment and have revised the disclosure to ensure that it is consistent.  The Company offers different lines of jewelry that targets different demographics.

Liquidity and Capital Resources, page 30

5.
Comment:  We note on page 31 that you intend to expend significant resources to commence “[y]our planned retail distribution, fund operating expenses, to develop manufacturing, marketing and sales capabilities and to cover public company costs… and to operate retail locations due to longer sales and collection cycles and higher inventory levels... and to change [y]our product mix to include more platinum products.”  Please ensure that your discussion of your need for additional resources quantifies the amounts you expect to need, discusses the available sources of such resources and explains any uncertainty that may exist with respect to those sources.  Your indication that you believe that “[y]our current cash and cash flow from operations will be sufficient to meet your anticipated cash needs…” is insufficient without providing additional detail explaining how you arrived at this conclusion.

Response:  We respectfully note your comment and have revised the disclosure to quantify the amounts of resources needed to fund our planned activities.

Item 9A.  Controls and Procedures

Disclosure Controls and Procedures, page 35

6.
Comment:  You state on page 35 that “[b]ased upon, and as of the date of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.”  It is unclear from this statement what your Chief Executive Officer and Chief Financial Officer based their conclusion upon.  Please discuss what was relied upon in reaching the conclusion that your disclosure controls and procedures were effective.

H. Christopher Owings
March 9, 2009

Response:  We respectively note your comment and have revised the disclosure to clarify the basis for the CEO’s and CFO’s conclusion.

7.
Comment:  We note your statement that “any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives…”  Please revise your disclosure to indicate, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Response:  We respectively note your comment and have omitted the referenced statement.

Management’s Report on Internal Control over Financial Reporting, page 36

8.	Comment: Please revise to disclose management’s assessment of the effectiveness of your internal controls over financial reporting at December 31, 2007. Refer to Item 308(T)(a)(3) of Regulation S-K.

Response:  We respectfully note your comment and have revised the disclosure to disclose management’s assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2007.

Changes in Internal Controls Over Financial Reporting, page 37

9.
Comment:  You state that “[o]ther than the remediation measures [you] have been taking, there were no changes in [y]our internal controls over financial reporting during the fourth quarter of fiscal 2007 that have materially affected, or are reasonably likely to materially affect [y]our internal control over financial reporting.”  Please remove the first part of this statement indicating that “there were no changes” in your internal controls over financial reporting.  Instead, please state specifically that there were changes in your controls and procedures over financial reporting that occurred during your last fiscal quarter.

Response:  We respectfully note your comment and have revised the disclosure to indicate that there were changes in our controls and procedures over financial reporting that occurred during our last fiscal quarter.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, F-3

10.	Comment: Please tell us the circumstances giving rise to refundable value added taxes reflected in the 2007 balance sheet.

Response:  We respectfully note your comment and supplementally inform you that the balance of refundable value added taxes (“VAT”) reflects the balance of VAT that the Company paid at the time of purchases of raw materials.  Such VAT paid can be used to offset the VAT to be remitted on product sales in the future.  We renamed the account to “Value added taxes receivable” to better describe the nature of the account.

Consolidated Statements of Income and Comprehensive Income, page F-4

11.
Comment:  Please tell us your basis in GAAP for recording the reversal of business and income tax liabilities and related estimated penalties as non-operating income.  Also tell us how each of the items included in the reversal were initially recognized in your statements of income and balance sheets.  In addition, please provide a summary of the amounts, by line item, of the reversed obligations recognized in the balance sheet at December 31, 2006 and additional amounts, if any, accrued during 2007.

H. Christopher Owings
March 9, 2009

Response:  The Company followed the guidance of  FASB 140 - Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and APB Opinion 30 for recording the reversal of business and income tax liabilities and related estimated penalties as non-operating income.  As disclosed in Note 9 of the 2007 financial statements, the Company received a notice from the local tax department in August 2007 agreeing to exempt its tax liabilities totaling $3 million on unreported design fee income for the period from 2001 to 2006.  The liabilities were legally released in October 2007 when the Company complied with the condition that its common stock be successfully listed on a major overseas stock exchange.  As a result, the accrued business and income tax on unreported design fee and the related interest and penalty was extinguished and recorded as non-operating income in the period when the obligation was released.

The Company determined that the nature of the design fee income and the income and business tax accruals imposed under the PRC tax regulation is an ordinary and usual activity in its business operation.  Since the past operations already reflect the true cost of doing business, and if the Company did not receive this one-time exemption, the costs would be continuously incurred.  The one-time forgiveness/exemption, recorded in operations, would distort net income from operations for the period, resulting in net income appearing higher than it actually was.  Therefore this exemption is viewed by the Company as more of a gain on settlement, which, even if it related to operations, would still not recorded in operating activities, unless this type of settlement were part of operations and very frequent in nature.  Pursuant to APB Opinion 30, the reversal of accrued business and income tax liabilities, and the accrued estimated and penalties totaling $4.2 million was a usual but infrequent occurrence and therefore, in accordance with APB Opinion 30, it was recorded as an infrequent item as a separate component of income from continuing operations for 2007.

The summary of the liability balances as of December 31, 2006, the 2007 additions, and the liability balances prior to the reversal is as follows:

	As of December, 2006	2007 Additions (Foreign currency translation adjustments)	Balances in 2007 Prior to the reversal
Accrued business tax (1)	$1,084,078	$31,678	$1,115,756
Income tax payable (2)	$1,840,103	$53,770	$1,893,873
Accrued interest and penalties (3)	$1,119,201	$32,703	$1,151,904
Total	4,043,382	$118,151	$4,161,533
________
(1)           Balance was initially recorded against business tax expense within selling expenses.
(2)           Balance was initially recorded against provision of income taxes.
(3)           Balance was initially recorded against other expenses within general and administrative expenses.

Notes to Consolidated Financial Statements, page F-8

(1) Summary of Significant Accounting Policies, page F-8,

Revenue Recognition, page F-9

12.
Comment:  Please tell us whether you provide buyers with the right to return product.  If so, provide us with a description of your sales return policies.  Also tell us how you account for sales returns and allowances.  In addition, please disclose your accounting policies with respect to sales returns and allowances and provide Schedule II information.  Refer to SFAS 48 and Rules 5-04 and 12-04 of Regulation S-X.

H. Christopher Owings
March 9, 2009

Response:  The Company generally does not allow any product returns.   However, the Company offers the right to exchange defective products.  Historically, the defective products were returned to the Company within 30 days from the dates of the sales.  Defective products returned to the Company for exchange were accounted for by reversing such exchange against sales in the periods in which the sales were initially recorded.  Sales returned to the Company for exchange due to product defects have been very insignificant compared to the total revenue generated.  For the years ended December 31, 2007, 2006 and 2005, the amounts for subsequent exchanges due to product defects were reversed against the original sales amounts during the periods of sales were initially recorded.  Accordingly, the accounts receivable have already reflected outstanding receivable from customers net of the subsequent exchange due to product defects.  Since the Company does not allow any returns, accounting policy for returns was not disclosed.

Inventories, page F-12

13.	Comment: Please disclose the cost elements included in inventory. Refer to paragraph 6(b) of Rule 5-02 of Regulation S-X. In addition, tell how you allocated labor and overhead to inventory items.

Response:  Note 1 of the Company’s financial statements for the year ended December 31, 2007 has been revised to disclose the cost elements included in inventories.  Direct labor and manufacturing overhead costs are capitalized to the cost elements for work in process and finished goods inventories at a standard rate which was adjusted annually.  The direct labor and manufacturing overhead costs being capitalized to inventories at December 31, 2007 and 2006 were immaterial to the Company’s overall financial statements.

(8) Stockholders’ Equity, page F-17,

(b) Stock Options, page F-18

14.	Comment: Please disclose the number of shares authorized for issuance pursuant to the 2007 Plan. Refer to paragraph A240.a of SFAS 123(R).

Response:  We have revised Note 8(b) of the financial statements for the year ended December 31, 2007 to include the number of shares authorized for issuance pursuant to the Company’s 2007 Equity Incentive Plan.

(d) Dividend Payment Restrictions, page F-20

15.
Comment:  Please tell us the amount of restricted net assets (as defined in Rule 4-08(e)(3) of Regulation S-X) of Shenzhen Fuqi at December 31, 2007.  Also tell us how you compute restricted net assets under the terms of the bank facility.  If restricted net assets of your consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year please disclose the amount of such restricted assets and provide Schedule I information.  Refer to Rules 4-08(e)(3), 5-04 and 12-04 of Regulation S-X.

Response:  Pursuant to the Maximum Banking Facility Agreement, the Company’s wholly owned subsidiary, Shenzhen Fuqi Jewelry Co., Ltd. (“Shenzhen Fuqi”), is restricted to declaring dividends up to the amount of its retained earnings.  The amount of the restricted net assets of Shenzhen Fuqi at December 31, 2007 was $18,362,450.  As the amount of restricted net assets was less than 25% of the Company’s total net assets, no separate schedule was prepared.

(9) Income Taxes, page F-20

16.
Comment:  We note that total current and deferred income taxes in the 2006 and 2005 columns reflected in the second table on page F-21 differ from the total provision for federal and foreign income taxes in the third table and the amounts presented in the statements of operations on page F-4.  Please revise or advise.

Response:  We respectfully note your comment and have revised the figures in the 2006 and 2005 columns so that they are consistent with the figures presented in the statements of operations.

H. Christopher Owings
March 9, 2009

17.
Comment:  Please disclose your policy on classification of interest and penalties and the total amounts of interest and penalties recognized in the statements of operations and balance sheets for each year presented.  Also disclose tax years that remain subject to examination by major tax jurisdictions.  Refer to paragraphs 20 and 21 of FIN 48.  In addition, please confirm to us that you were not required to recognize a liability for unrecognized tax benefits upon the adoption of FIN 48.

Response:  We respectfully note your comment and have added disclosure related to the policy on classification of interest and penalties and the total amount of interest and penalties in the Company’s statements of operations and balances to Note 9 of the financial statements for the year ended December 31, 2007.  We also revised the disclosure in Note 9 to disclose the tax years that remain subject to examination by major tax jurisdictions.

The Company confirms that liability for unrecognized tax benefits is not required upon the adoption of FIN 48.

18.
Comment:  Please disclose the amount of unrecognized deferred tax liabilities for temporary differences related to your investments in foreign subsidiaries or disclose that the determination of the liability is not practicable.  Refer to paragraph 44.c of SFAS 109.

Response:  The amount of unrecognized deferred tax liabilities for temporary differenced related to the Company’s investments in foreign subsidiaries is not practicable.  Therefore, the Company has revised Note 9 to the financial statement for the year ended December 31, 2007 to indicate that the determination of the liability is not practicable.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2007 filed April 29, 2008

Item 11.  Executive Compensation

Employment Agreements, page 6

19.
Comment:  We note on page 7 that you structured your compensation in part upon the belief that your Chief Executive Officer, Chief Operating Officer and Marketing Director have a more direct influence over your financial performance than your Chief Financial Officer and Vice President of Corporate Development.  Please discuss the analysis conducted in making this determination.

Response:  We respectfully note your comment.  The Company has structured the compensation of its executive officers based, in part, on their role in the in contributing to the financial performance of the Company.  The Company’s Chief Executive Officer, Chief Operating Officer and Marketing Director influence the business direction of the Company more than our Chief Financial officer or Vice President of Corporate Development.  For example, the CEO, COO and Marketing Director determine the prices at which the Company sells its products, the prices at which it procures its raw materials, the relationship with its customers and the types of products that it produces.  Because the CEO, COO and Marketing Director have more control over the business decisions of the Company, the Company believes that they have a more direct influence on the Company’s financial results than its CFO and VP of Corporate Development.  We have revised the disclosure regarding the Company’s compensation structure.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matter, page 13

20.
Comment:  We note that based on your disclosure Mr. Zhuang and Mr. Zhuo did not beneficially own any shares as of April 25, 2008.  However, the employment agreements for Mr. Zhuang and Mr. Zhuo, as described on page 6, appear to have entitled them to stock options.  Please discuss whether Mr. Zhuang and Mr. Zhuo were awarded stock options based on your profits as stated in the Form 10-K as set forth in their employment agreements.  If so, please discuss when the options were granted, in what amount and their vesting schedule.

H. Christopher Owings
March 9, 2009

Response:  We respectfully note your comment and inform you that any grants under the employment agreements will start with fiscal year 2008.  Therefore, there were no grants based on the performance of the Company in 2007.  We have revised the disclosure to clarify the foregoing.

Item 13.  Certain Relationships and Related Transactions, page 14

21.
Comment:  Please disclose whether your policies and procedures for the review, approval or ratification of transactions with related persons are in writing.  Refer to Item 404(b)(1)(iv) of Regulation S-K.

Response:  We respectfully note your comment and have revised the disclosure to indicate that our policies and procedures for the review, approval or ratification of related party transactions is included in our written Audit Committee Charter.

Form 10-O for Fiscal Quarter Ended September 30, 2008

22.	Comment: Please address the comments above in future filings to the extent applicable.

Response:  We respectfully note your comment and have addressed the comments in our Form 10-Q for the quarter ended September 30, 2008 and will address comments, as applicable, in our future filings.

Form 8-K Filed November 20, 2008

23.
Comment:  In future filings please comply with the disclosure requirements of paragraph (e)(1)(i) of Regulation S-X when you publicly disclose or release material information that includes non-GAAP financial measures such as EBIT, EBIT margin, EBITDA and EBITDA margin as required by Regulating G or tell us why Regulation G is not applicable to your facts and circumstances.  In addition, it appears that presenting per share measures of liquidity such as cash per share is prohibited by GAAP and/or Commission rules.  Please tell us why you believe you are permitted to disclose cash per share in light of the guidance in paragraph 33 of SFAS 95 and Section 202 of Codification of Financial Reporting Policies, which states that per share data other than that relating to net income, net assets and dividends should be avoided.  Also, refer to Item 10(e) of Regulation S-K, SEC Release No. 33-8176 and Question 11 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” available on our website at sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Response:  We respectfully note your comment.  The Company has reviewed the requirements of Regulation G and the requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K. In future filings, the Company will ensure that all non-GAAP measures are properly labeled and the related disclosures are set forth for the identified non-GAAP measures.

The Company has reviewed the guidance in paragraph 33 of SFAS 95 and Section 202 of Codification of Financial Reporting Policies, as well as Item 10(e) of Regulation S-K and SEC Release No. 33-8176 and in the future will refrain from using the “cash per share” measurement.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti, Esq.